

MAIL STOP 3010

September 11, 2009

Kevin A. Shields, President
The GC Net Lease REIT, Inc.
2121 Rosecrans Ave., Ste 3321
El Segundo, CA 90245

> **Re:** **The GC Net Lease REIT, Inc.**
> **Amendment No. 1 to Form S-11**
> **File No. 333-159167**
> **Filed August 19, 2009**

Dear Mr. Shields:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 4 of our letter dated June 10, 2009. Please tell us the number of investors that made purchases after the filing if your initial registration statement and whether those purchasers had substantive pre-existing relationships with the sponsor. To the extent they did not have pre-existing relationships, describe to us in more detail how these purchasers were contacted about the private placement. Tell us how you will ensure that subsequent purchasers become interested in the private placement by means other than the registration statement, other than a general solicitation, and consistent with Section 4(2). Please provide us with a copy of your private placement memorandum. Also, of the broker-dealers that have participated in the private placement, please tell is if they will also participate in your public offering.

Risk Factors, page 19

We are a public company…., page 22

2.   The risk associated with being a public company affects companies across
        industries. Please revise to clarify how the risk is specific to you or remove this
        risk factor as it appears broad and generic.

Our Real Estate Investments, page 45

The Griffin Properties, page 45

3.   We note the revised disclosure that the Griffin properties are generating $4.2
        million in annual base revenues which will help to defray your start-up cost. To
        provide balance, please disclose the net operating income from the two properties
        and the total operating cost related to such properties.

4.   We note that as support for paying more than the cost to the affiliates, you have
        cited the recent refinancing of the two properties. Considering the maturity dates
        of the two debt obligations, please revise to clarify how the refinancing supported
        payment of a premium over the affiliates' investment cost.

5.   We note the reference to the fairness opinion provided by Robert A. Stanger &
        Co. Please revise to clarify if the opinion also considered the debt you acquired
        as part of the contribution transactions.

6.   We note your response to comment 23 and the revised disclosure of cost and
        improvements totaling $36 million. When the $20.2 million in equity invested is
        subtracted from the total cost and improvements, it appears that about $15.8 in
        cost and improvements remain outstanding. We further note that the related debt
        you will assume is $34.16 million, which is significantly greater than the cost and
        improvements that were outstanding and the amounts obligated to tenant
        improvements. Please revise to clarify how the noted difference was utilized.

The Advisory Agreement, page 72

7.   We note your response to comment 30 and reissue the comment. Please revise to
        clarify if the advisor is permitted to have third parties find, evaluate, and
        recommend investment opportunities. If so, please clarify whether the advisor
        would be entitled to both the acquisition fee and reimbursement for the noted
        third party expense.

8.   We note your response to comment 31. Please revise to clarify if you are also
        responsible for your officers' salaries, in addition to the fees payable to your
        advisor. Also, please clarify if your use of "directly engaged" means the

personnel provides services only for your operations. If not, clarify how you will determine the amount to reimburse for such personnel.

Management Compensation, page 83

9.   We note your response comment 34. We also note, however, that a merger or other business combination is identified on page 51 as one of the liquidity events that you may pursue. Please disclose, by footnote or otherwise, that you cannot predict what, if any, fees the board of directors will authorize upon a business combination with another entity, as stated in your response.

Conflicts of Interest, page 90

10.   We note your response to comment 38 and partially reissue the comment. Please revise to clarify if there is any limitation on the price, such as fair market value, at which you may sell assets in a related party transaction.

Other Private Programs and Sponsor Investments, page 115

11.   Please revise the last bullet point to clarify that the property has been contributed to you.

Federal Income Tax Considerations, page 117

12.   Please revise the disclosure under *Opinion of Counsel* to more accurately reflect counsel's opinion regarding your REIT qualification. Specifically, we note that counsel will opine that you have been organized in conformity with the requirements for qualification and taxation as a REIT pursuant to sections 856 through 860 of the Code beginning with the Company's taxable year ending December 31, 2009, and your organization and proposed method of operation will enable you to meet the qualifications and requirements for taxation as a REIT under the Code for your taxable year ending December 31, 2009 and thereafter.

Distribution Policy and Distributions, page 144

13.   We note the disclosure that all distributions paid "related to the second quarter of 2009 were paid from proceeds raised in this offering." It is not clear how this offering is the source for the distribution since this offering has not occurred. Please revise to clarify and disclose the source used to fund all historical distributions, including those paid in both the second and third quarter.

Audited Financial Statements

Consolidated Balance Sheet at December 31, 2008, page F-3

14.   Please amend your filing to recast your prior period end balance sheet for the retrospective application of SFAS 160 in accordance with paragraph 5. In addition, please also update your disclosures within footnote *2. Summary of Significant Accounting Policies* and elsewhere in the prospectus to indicate such retrospective application.

Unaudited Pro Forma Financial Information

Adjustments to the Unaudited Pro Forma Condensed Consolidated Financial Statements

15.   We note your response to comment 58 and reissue the comment. Your pro forma consolidated statements of operations should include separate columns for the historical results of operations for each of the entities involved which agree to other information provided within your filing, including the 3-14 financial statements of Renfro. A separate column should be presented which includes adjustments to the historical amounts to arrive at the pro forma amounts (e.g. adjustment for excess depreciation and amortization due to step up, amortization of in-places leases, adjustment for revised calculation of straight-line rent, etc.). Each adjustment should have a reference to the notes which explains the need for the adjustment and how the adjustment is calculated.

Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Operations, page F-41

16.   Please provide to us a calculation of the weighted average shares outstanding presented within your pro forma financial statements and a reconciliation to the amounts presented within the annual and interim financial statements.

Prior Performance Tables

17.   We note your response to comment 52. Please revise to provide additional footnotes to fully explain the content of your aggregated disclosure of the multi-tenant assets. We may have further comment.

Exhibits

18.   We note your response to comment 61. Please note that Item 601(b)(10) requires you to include every material contract that was entered into not more than two years before the filing of your registration statement. Please file the contribution agreements as previously requested.

19.   We note your response to prior comment 64; however, the second sentence of the next-to-last paragraph continues to suggest that investors may not be able to rely on the opinion. Please provide a revised opinion that omits any limitation on reliance.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Mark Rakip (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael Rafter (via fax)